Filed by Abbott Laboratories

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: St. Jude Medical, LLC

Registration No. 333-216141

Date: March 7, 2017

News Release

Abbott Announces Results of Early Tenders and Consents in Exchange Offers and Execution of Supplemental Indenture

Abbott Park, Ill., March 7, 2017 — Abbott announced today that, as of 5:00 p.m. New York City time, on March 6, 2017, the aggregate principal amounts of each series of notes listed in the table below issued by St. Jude Medical, LLC (successor to St. Jude Medical, Inc. - STJ), had been validly tendered and not validly withdrawn. Abbott is making this announcement in connection with its previously announced offers to exchange all validly tendered and accepted notes of each such series for new notes to be issued by Abbott, and the related solicitation of consents to amend the indentures governing the STJ notes to eliminate various covenants, event of default provisions and other provisions. A registration statement on Form S-4 (File No. 333-216141) relating to the issuance of the Abbott notes was filed with the Securities and Exchange Commission (SEC) on Feb. 21, 2017, but has not yet been declared effective.

Series of notes issued by STJ to Be Exchanged (the “STJ notes”)	CUSIP No.	Aggregate principal amount of such series of STJ notes tendered and consenting as of the Early Consent Date	Percentage of total outstanding principal amount of such series of STJ notes tendered and consenting as of the Early Consent Date
2.000% Senior Notes due 2018	790849AL7	$473,355,000	94.67%
2.800% Senior Notes due 2020	790849AM5	$483,635,000	96.73%
3.25% Senior Notes due 2023	790849AJ2	$818,103,000	90.90%
3.875% Senior Notes due 2025	790849AN3	$485,105,000	97.02%
4.75% Senior Notes due 2043	790849AK9	$637,461,000	91.07%

The exchange offers and consent solicitations are being made pursuant to the terms and conditions set forth in Abbott’s preliminary prospectus, dated as of Feb. 21, 2017, which forms a part of the registration statement. The exchange offers and consent solicitations commenced on Feb. 21, 2017, and will expire at 11:59 p.m. New York City time on March 20, 2017, unless extended. Tendered STJ notes may be validly withdrawn at any time prior to the expiration of the exchange offers. The Abbott notes are expected to be issued promptly on or about the second business day following expiration of the exchange offers (the “Settlement Date”). The consummation of the exchange offers is subject to, and conditional upon, the satisfaction or, where permitted, waiver of the conditions discussed in the preliminary prospectus, including, among other things, the registration statement having been declared effective by the SEC.

On March 6, 2017, STJ and U.S. Bank National Association, as trustee, executed a supplemental indenture to the indenture governing each series of STJ notes, incorporating the proposed amendments. The supplemental indenture became effective upon execution, and as a result, holders of STJ notes will not be able to revoke properly delivered consents with respect to any series of STJ notes. However, the proposed amendments will not become operative until the Settlement Date.

The dealer managers for the exchange offers are:

BofA Merrill Lynch	Barclays	Morgan Stanley & Co. LLC
214 North Tryon Street, 14th Floor	745 Seventh Avenue, 5th Floor	1585 Broadway, 4th Floor
Charlotte, North Carolina 28255	New York, New York 10019	New York, New York 10036
Attn: Liability Management Group	Attn: Liability Management Group	Attn: Liability Management Group
Toll-Free: (888) 292-0070	Toll-Free: (800) 438-3242	Toll-Free: (800) 624-1808
Collect: (980) 387-3907	Collect: (212) 528-7581	Collect: (212) 761-1057
	Email: us.lm@barclays.com	Email: lmgny@morganstanley.com

The exchange agent and information agent for the exchange offers is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attn: Andrew Beck

Bank and Brokers Call Collect: (212) 269-5550

All Others, Please Call Toll-Free: (800) 659-6590

Email: abt@dfking.com

Wachtell, Lipton, Rosen & Katz is acting as legal advisor to Abbott in connection with the exchange offers.

Additional Information and Where to Find it

Abbott has filed a registration statement (including a preliminary prospectus) with the SEC for the exchange offers to which this press release relates. Before you invest, you are urged to read the preliminary prospectus in that registration statement and other relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Abbott, the exchange offers and related matters. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by contacting BofA Merrill Lynch, Attention: Liability Management Group, 214 North Tryon Street, 14th Floor, Charlotte, North Carolina 28255 or calling (888) 292-0070. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Abbott by requesting them by mail at Abbott Laboratories, 100 Abbott Park Road, Abbott Park, IL 60064-6400, Attention Investor Relations, or by telephone at (224) 667-8945.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers may be made only pursuant to the terms and conditions set forth in Abbott’s preliminary prospectus and the other related materials. The registration statement relating to the Abbott notes has been filed with the SEC but has not yet become effective. The Abbott notes may not be sold, nor may offers to buy be accepted, prior to the time the registration statement is declared effective by the SEC.

About Abbott:

Abbott is a global healthcare company devoted to improving life through the development of products and technologies that span the breadth of healthcare. With a portfolio of leading, science-based offerings in diagnostics, medical devices, nutritionals and branded generic pharmaceuticals, Abbott serves people in more than 150 countries and employs approximately 94,000 people.

Visit Abbott at www.abbott.com and connect with us on Twitter at @AbbottNews.

A Caution Concerning Forward-Looking Statements

Some statements in this news release may be forward-looking statements. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s and St. Jude Medical’s operations are discussed in Item 1A, “Risk Factors,’’ Abbott’s Annual Report on Form 10-K for the year ended Dec. 31, 2016, which is incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law.

Abbott Media:
Darcy Ross, +1 (224) 475-7673
Elissa Maurer, +1 (224) 668-3309

Abbott Financial:
Scott Leinenweber, +1 (224) 668-0791
Michael Comilla, +1 (224) 668-1872

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